

Exhibit 99.1

Grant Park FUTURES FUND

GRANT PARK WEEKLY PERFORMANCE STATISTICS * 03/24/06	Weekly ROR	MTD ROR	YTD ROR
Class A Units	0.96%	0.78%	0.88%
Class B Units	0.94%	0.73%	0.68%

** Subject to independent verification*

COMMENTARY FOR THE WEEK ENDED MARCH 24, 2006

The Grant Park Futures Fund posted gains during the past week, with profits coming from positions in the currencies, metals and stock indices. Losses came mainly from positions in the interest rate sector.

Short positions in the New Zealand dollar recorded gains as that currency depreciated materially against the U.S. dollar after it was reported that New Zealand's economy contracted during the final quarter of 2005, which was the first time in five years that the country experienced negative growth. New Zealand's gross domestic product shrank 0.1% in the fourth-quarter, bringing average annual growth to 2.2% for the quarter versus an average annual growth rate of 2.6% over the previous three quarters. Economists had expected 0.2% growth for the quarter. The news sent the New Zealand dollar to its lowest levels against the U.S. dollar in almost two years as analysts suggested that the data would force the Reserve Bank of New Zealand to ease short-term interest rates which have been raised nine times since January of 2004. The Australian dollar also lost ground to the greenback on the expectation that the U.S. economy will expand at a greater rate than the Australian economy in 2006. Short positions in the Australian dollar profited from the sell-off. The U.S. dollar also garnered some strength relative to other major currencies after it was reported that U.S. existing home sales rose to an annual rate of 6.91 million units in February, outpacing economists' expectations of 6.5 million units. Short positions in the Swiss franc benefited as that currency lost ground against the dollar.

Long positions in the metal sector gained ground during the week. The May silver contract on COMEX gained 37 cents and settled at $10.735 per ounce as the possibility of the U.S. Securities and Exchange Commission approving a silver-backed exchange traded fund (ETF) received a boost. The SEC said on Tuesday that it had approved rule changes that would allow the American Stock Exchange to list shares of the Barclay's iShares Silver Trust. The prospect of a silver-backed ETF sent prices higher as it would require that the precious metal be taken off the open market and allocated to accounts. Analysts commented that this could mean that as much as two-months worth of silver production could be removed from the marketplace. Long positions in the base metals also posted gains as prices for copper, aluminum, nickel and zinc were all higher on the London Metals Exchange.

European share prices were higher for the week benefiting long positions in the stock index sector. The German DAX closed higher as favorable earnings forecasts for carmakers BMW and Volkswagen spurred

ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE, OFFERING BY PROSPECTUS ONLY

Dearborn Capital Management, LLC

555 West Jackson Blvd, Suite 600
Chicago, IL 60661
(312) 756-4450 • (800) 217-7955 • FAX (312) 756-4452
Performance Hotline: (866) 516-1574
website: www.dearborncapital.com
e-mail: funds@dearborncapital.com

buying in the automobile sector. The Paris CAC closed higher after it was reported that French pharmaceutical manufacturer Sanofi-Aventis had settled a dispute that would provide patent protection until 2011 for their blood thinner Plavix. Long positions in the FTSE-100 were also profitable as a rally in real estate stocks pushed the index to a higher close.

Lastly, short positions in the interest rate sector sustained losses for the week. Prices for European fixed income instruments ended the week higher after it was reported that Belgian business and consumer confidence had weakened in March. The euro bund and euro BOBL rallied on the news as analysts suggested that the drop in confidence could be followed by a weak reading on the German Ifo institute data due later this week. Shorts in the LIFFE euribor also lost ground. A rally in U.S. Treasuries led to losses as prices for U.S. 30-year bonds were higher for the week.



555 West Jackson Blvd, Suite 600
Chicago, IL 60661
(312) 756-4450 • (800) 217-7955 • FAX (312) 756-4452
Performance Hotline: (866) 516-1574
website: www.dearborncapital.com
e-mail: funds@dearborncapital.com